QUILMES INDUSTRIAL (QUINSA) S.A. AND COMPANHIA DE BEBIDAS DAS AMERICAS (AMBEV) ANNOUNCE A STRATEGIC ALLIANCE


Quilmes Industrial S.A. ("Quinsa") and Companhia de Bebidas das Americas, ("AmBev") announced today the execution of an agreement to integrate their operations in the Southern Cone.

The companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay and has a share of the Chilean market with its brands: Quilmes Cristal, Pacena, Andes, Norte, Heineken (under license), Pilsen, Becker, Baltica and Baviera among others. Furthermore, it is the main Pepsi bottler in Argentina (including Gatorade and Tropicana) and Uruguay, and has an association with Nestle Perrier Vittel in Argentina for the production and sale of the bottled water brands Eco de los Andes, Glaciar and Nestle Pureza Vital.

AmBev is the largest brewer in Brazil and in South America, and the fourth largest brewer and fifth largest beverage producer in the world, through its beer brands Skol, Brahma, Antarctica, Patricia, Nortena, Ouro Fino, as well as soft drink brands such as Guarana Antarctica, and its franchise agreements for Pepsi soft drinks and Gatorade, and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through its local subsidiary CCBA S.A. with its Brahma brand, and operates a plant that required a US$ 150 million investment. AmBev also operates with its own plants in Uruguay, Paraguay and Venezuela.

Quinsa is listed on the New York and Luxembourg Stock Exchanges (LQU). AmBev is listed on the New York (ABV and ABVc) and Sao Paulo Stock Exchanges (AMBV3 and AMBV4).

Objectives

The combination of assets in Argentina, Bolivia, Paraguay and Uruguay should allow for the optimization of operational processes, the strengthening of the financial position of both companies and should help the combined company to compete more efficiently with other international competitors who market their products in the region.

Quinsa and AmBev believe that the transaction will permit them to develop one of the most efficient companies in the region and deliver high quality products to their customers.


AmBev has agreed to distribute the Quilmes brands in Brazil. This should offer Quinsa an opportunity to increase exports from Argentina, particularly of the Quilmes Cristal brand and to introduce this brand into the Brazilian market, taking advantage of AmBev's extensive distribution network.

The sales and marketing staff of each of the companies' brands will remain separate, in order to preserve their independence, with each having its own advertising, promotional and marketing campaigns.

The combination of Quinsa and AmBev's industrial assets in the Southern Cone will allow for important synergies and cost savings. The combination of Quinsa and AmBev's volumes are expected to result in significant savings in the purchase of raw materials. Furthermore, the transaction should permit a reduction in transportation costs associated with the production of the AmBev products in the different Quinsa facilities; the optimization of administration and MIS processes and the sharing of best practices between both companies, among other things, are expected to allow for synergies and cost savings of at least US$ 20 million per annum.
Structure

The first step of the transaction consists of AmBev contributing its business in Argentina, Bolivia, Paraguay and Uruguay to Quinsa in exchange for 26.4 million new class B shares to be issued by Quinsa.

AmBev also will purchase from the controlling shareholders of Quinsa 230.92 million class A shares of Quinsa for US$ 346.38 million.

As a result of these two steps, which will occur simultaneously, AmBev will hold 36.09% of the voting rights in Quinsa and 37.50% of the economic interest in Quinsa.

Quinsa will continue to run the business in Argentina, Bolivia, Chile, Paraguay and Uruguay. The Quinsa Board will be composed of an equal number of members to be appointed by each of BAC and AmBev.

Additionally, the agreement allows the controlling shareholders of Quinsa to exchange their 373.52 million additional Quinsa Class A shares for AmBev shares at specified times each year beginning after one year. AmBev also has the right to elect the exchange of these shares for AmBev shares starting at the end of the 7th year. In both cases, the number of AmBev shares to be issued to BAC will be determined based on the future EBITDA of both companies.

The transaction agreed upon by the parties depends on the approval of anti-trust authorities. AmBev and Quinsa will proceed, within the applicable deadlines, with the filings of the relevant agreements with the pertinent regulatory authorities in the different jurisdictions affected.





KEY FINANCIAL INFORMATION (FISCAL YEAR 2001)
In US$ million


_                                                            QUINSA     AMBEV

                                                             -----      -----

Beer volume (millions of hectoliters) .....................    12.3      62.4

Soft drinks volume (millions of hectoliters)...............     6.8      19.3

Cash & short-term investments .............................    125    1,094

Current assets ............................................    359    2,019

Property, plant and equipment .............................    661    1,771

Other assets ..............................................    432      963

Total assets ..............................................  1,452    4,715

Short-term debt ...........................................     211      741

Long-term debt ............................................     157    1,228

Total liabilities .........................................     605    3,265

Shareholders' equity and minority interest ................     847    1,488

Net sales .................................................     939    2,776

Gross profit ..............................................     448    1,344

EBITDA ....................................................     233      846

Net income before minority interest .......................      61      334

Net income ................................................      43      334








             Lazard Freres & Co. acted as financial advisor to AmBev